

SUNKEN STONE

Ride the Wave
With Us

Selling on Amazon
is Intimidating

Sunken Stone takes the trauma out of Amazon complexity and sets brands on the path to success.



Clients enjoy all the revenue of selling on Amazon without the headaches



"In matters of style, swim with the current; in matters of principle, stand like a rock."

Thomas Jefferson

The
Situation

SUNKEN STONE

Brands launch on Amazon with high hopes, but end up with flat sales, brand obscurity, and inventory nightmares.



The Sunken Stone
Solution



Sunken Stone handles everything from marketing to brand launch, from customer experience to lost shipments and not-so-glowing customer reviews.

Sunken Stone handles the hard stuff, so sellers can focus on products and growth.

 **Turn-Key Amazon Brand Management & Logistics**

 **Product Launch & Optimization**

 **Stellar 24/7 Customer Service & Experience**

 **Inventory Management**

 **Forecasting & Projection**



The
Situation



There are plenty of Amazon Marketplace consultants touting their magic recipes. But Sunken Stone boasts negative client churn for a reason: our clients' success speaks for itself, and they tell their friends about us.

Growth-Based Profit

 **State-of-the-Art Data Ecosystem**

Our Feather Test for Success

 **Experienced, Technical Team**


Turnkey Management

Our clients
say it best

Sunken Stone's clients can't believe they waited so long to engage with our turnkey management team. Exponential sales increases and profit-based fees mean success for them and for us.









"We were really concerned with the brand management, logistics, and customer support that Amazon demanded – Sunken Stone managed these aspects flawlessly, and at tremendous value."

**Dennis O'Donnell
Co-Founder, Paw5**

"Sunken Stone is the perfect companion to our business to boost our sales through Amazon. Their team is a lot of fun to work with and is extremely professional."

**Corey Wright
Co-Founder, Gorilla Goodies**
(Makers of the Hipster Nativity Scene)

"When Sunken Stone took over our account it was like the clouds cleared. They brought clarity, insights and efficiency. When we started working with them, we were doing about $30k/month in revenue on Amazon. Now we're doing thirty times that!"

**Djamel Bettahar
CEO, Fitlife.tv**

Sort of like competition...
but not as scary.


SUNKEN STONE



Our competition... well... it just isn't.

It isn't turn-key. It isn't hands-on. It isn't purchase-based. Without custom technology applied for client success, it isn't the answer to sales growth prayers. It simply isn't competition.

Our Competitors

- Are more expensive
- Require higher minimums

- Are typically less experienced
- Use outsourced staff
- Demand longer term deals

- Are not performance-based
- Are not consignment-based

A few exciting figures



Sunken Stone is a thriving service with huge potential. With $35 Million in sales in 2020 based on only 75 clients, the possibilities are almost unimaginable.



**CAGR
40.87%**
Trailing 3 Years



**LTV $35,000
CAC $1,500**
(yep, we're proud of that.)



**Negative
Churn!**



Our proactive business model
means everyone wins







Performance-based Income: Paid on Clients' Growth

A Full time, Turn-Key External Sales Success Manager

Sunken Stone's income is based on the success of our clients, so we treat every brand as if it were our own. Monthly fees make up part of our bottom line, but most of our value comes straight from the value we bring to others.

Our total addressable market?
Only All E-Commerce Sellers Everywhere!



Who needs Sunken Stone?
Every single e-commerce endeavor
with dreams of success.

A better question: Who doesn't
need Sunken Stone?

amazon



2 million
sellers



$136B in
Revenue



300MM
Customers



400MM
Listings

Investor opportunities abound



As Amazon goes, so we go.
And they show no sign of slowing down!

Imagine owning a part of a white-hot business with a clear growth plan and plenty of exit potential!

As a share-holder of Sunken Stone, you're part of a profitable company with a great team.



Tech **33%**   **33%** Marketing

33%

Potential Acquisitions

We're offering:
a piece of our success story



For very little investment, you can be a proud owner of our upward projection, participate in the excitement and realization of new technology, bold marketing strategies, and an ever-widening client base.



Are you as excited
as we are?


SUNKEN STONE

Our investment slots are popular and filling up fast. Head over to our <u>Wefunder</u> to become part of our next-gen marketing and technology success story.



Wondering
what challenges us?


SUNKEN STONE



Crazy Growth!

COVID-19?
Amazon policy changes?
We didn't blink an eye.


BUY

COVID-19-related quarantine caused a steep upswing in online purchasing.
Even those unfamiliar with e-commerce turned to online purchasing to avoid exposure.
We've responded by ramping up our processes to meet increased demand.

Who we are



We started Sunken Stone back in 2007 to solve our own Amazon sales issues. Years of navigating Amazon's complex and ever-changing demands for sellers combined with our own trial and error marketing strategies resulted in a turn-key sales success offering we (and our clients) couldn't be more excited about."



Adam Weiler
Founder

- Founder of Sunken Stone, a Top 500 Amazon Seller
- Entrepreneur and Marketer with 12 years' experience in Amazon Product Sales Management
- Bachelor of Political Science and MBA from San Diego State University
- Active Volunteer at the SDSU Lavin Entrepreneurship Center for Young Entrepreneurs



Stacey Linder
General Manager



Paula Lambert
Lead Account Manager



Dominique Hernandez
Lead Catalog Manager

Who we are
(7 board members)





Ben Aldern
CEO, Prestozon
Data Science and Amazon Technology Expertise



Will Ford
President, Launchboom
Crowdfunding and Agency Expertise



Keith Mander
former Facebook and Google
Amazon Technology Expertise



Andreas Roell
Managing Partner, Analytics Ventures
Agency Scaling and Exit Expertise



Neil Senturia
CEO, Blackbird Ventures
M&A, Exit Expertise



Justin Singletary
CEO, Fulfillment.com
Ecommerce Logistics and Fulfillment Expertise



Tyler Young
Chairman, WF Young
CPG/Pet/Drug Industry Expertise



Thank You!